THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW

2911 Turtle Creek Blvd.
Suite 300                                                                                       Patricia Jordaan: (972) 291-0705
Dallas, Texas 75219                                                                                        Facsimile: (972) 291-0715

January 30, 2007

VIA EDGAR AND FEDERAL EXPRESS

Celeste M. Murphy
Special Counsel Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Hartman Commercial Properties REIT
Preliminary Consent Solicitation Statement filed by Allen R. Hartman and
Hartman Management, L.P
SEC File No. 000-50256

Dear Ms. Murphy:

On behalf of our clients, Allen R. Hartman and Hartman Management, L.P., pursuant to Rule 14a-6 of the Securities Exchange Act of 1934 (the “Exchange Act”), enclosed please find Amendment No. 1 to Schedule 14A and five preliminary copies of the Consent Solicitation Statement and preliminary Form of Consent filed pursuant to Section 14(A) of the Exchange Act.

Please note that on December 2, 2006, in response to the Preliminary Consent Statement, the Hartman REIT’s Board repealed the REIT’s Bylaw provision which permitted shareholder action by written consent; created a “staggered” board, imposed a provision requiring a two-thirds vote of shareholders to remove a Trustee and increased the requirement that a shareholders meeting can only be called by a majority of the shareholders. The REIT also brought an action in federal court and obtained an agreed TRO. Concurrently with this filing, Allen R. Hartman and Hartman Management, L.P (“Hartman Parties”) are filing a Motion to Dissolve the TRO, a Counterclaim, an application for TRO, with supporting brief, and an Answer. Copies of these pleadings are included in the Hartman Parties’ supplemental materials.

Reference is made to your Comment Letter, dated December 7, 2006 (the “Comment Letter”). The Hartman Parties’ responses to each of the comments raised in the Comment Letter are set forth below. Unless otherwise defined in this response letter, all capitalized terms have the same meaning as in the preliminary consent statement (the “Consent Statement”).

Celeste Murphy, Esq.
January 30, 2007

Comment 1. The Hartman Parties believe that these statements are supported by the facts contained in the Consent Statement. Nevertheless, the Consent Statement has been revised to delete the three specific statements noted by the Commission. In addition, the Consent Statement has been substantially revised to detail the factual basis for the statements.

Comment 2. The Consent Statement has been revised. Rather than structuring the disclosure as a question, the section now details the casual relationship. Specific factual disclosures have been added to pages 8 and 9 of the Consent Statement. In addition, the Hartman Parties are including further supporting materials in their Supplemental Submission.

Comment 3. Paragon has summarized the various disclosures regarding its delisting in a Form 8-K dated January 25, 2006, which provide, in Item 3.01, Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing, as follows.

On January 25, 2006, Paragon Real Estate Equity and Investment Trust (“Paragon”) received a letter from the American Stock Exchange (“Amex”) notifying the company that it plans to initiate delisting proceedings of Paragon’s common shares as soon as practicable.

As previously disclosed on Current Reports on Form 8-K dated December 1, 2004, February 22, 2005, September 20, 2005 and December 6, 2005, Paragon was advised by Amex that it was not in compliance with shareholders’ equity requirements of Amex and Amex recommended the company effect a reverse share split to address its low selling price. The December 6, 2005 letter from Amex to Paragon stated that a review of Paragon’s most recent financials and other pertinent information indicated that the company had not achieved compliance with Amex’s shareholder equity requirements and had not effected a reverse share split, as advised by Amex.

As disclosed in the Form 8-K dated December 6, 2005, Paragon determined to appeal Amex’s decision to delist its common shares. On January 19, 2006, Paragon met with representatives of Amex to discuss the company’s listing on the exchange. Paragon’s plan to regain compliance with Amex’s listing requirements involved a proposed public offering of the company’s common shares pursuant to a registration statement filed with the Securities and Exchange Commission on October 24, 2005 intended to raise $100 million in public equity in connection with funding a major acquisition. On January 20, 2006, Paragon withdrew the registration statement citing that it was impractical to continue the offering because of market conditions. Paragon is currently seeking other alternatives for financing to complete the acquisition, but cannot give any assurances that the acquisition will be completed. Accordingly, Paragon will not request a further review of Amex’s decision to delist Paragon’s common shares. Paragon is in the process of having its common shares quoted on the over-the-counter bulletin board (OTCBB). Paragon does not anticipate any interruption in the trading of its common shares.

Celeste Murphy, Esq.
January 30, 2007

Comments 4 and 6. The Consent Statement has been revised and disclosure has been added. Please note the disclosures contained in new section, “State Court Litigation,” on page 25 of the Consent Statement.

Comment 5. Please note additional disclosures on pages 13 and 14 of the Consent Statement.

Comment 7.  Because the nominees (other than Mr. Hartman) are independent, the Hartman Parties are unable to detail what actions these independent trustees will likely take. However, the contemplated process of an independent committee, represented by independent legal and financial advisors, is disclosed. Please note the disclosure added on page 22, Claim 6.

Comment 8.  Although the Hartman parties believe that these statements are supported by the facts detailed in the Consent Statement, these statements have been deleted.

Comment 9. The Form of Consent Card has been marked as preliminary.

Closing Comment. Please note that the filing persons, including Allen R. Hartman, are hereby confirming the following acknowledgements:

•	The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me or my partner, Jakes Jordaan, with any questions or comments.

Sincerely yours,

                                                                                                                /s/ Patricia Jordaan

                                        Patricia Jordaan

cc.	Allen R. Hartman
Jim Stokes, Esq.